Mail Stop 4561

July 10, 2008

Alan Schoenbaum
Senior VP, General Counsel & Secretary
Rackspace Hosting, Inc.
5000 Walzem Road
San Antonio, TX 78218

Re: **Rackspace Hosting, Inc.**
Amd. 1 to Registration Statement on Form S-1
Filed June 18, 2008
File No. 333-150469

Dear Mr. Schoenbaum:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1/A

General

1.   We note your response to comment 1 of our letter dated May 23, 2008 and your request to use a price range of up to 30% in the registration statement. Please note that it is the Division's policy to limit the price range for auctions in which issuers and underwriters reserve the right to set the offering price below the clearing price to $4 (if under $20) or 20% (if over $20). We note the statement in your response that "the Staff has allowed ranges of up to 40% in other auction-based offerings." Please provide us with a list of these transactions.

Front Cover Page Graphic

2.   Please revise the graphic to provide concise contextual information that will enable investors to understand the nature and significance of the company awards identified in the graphic. For example, consider identifying the year in which the company won each

award as well as the categories in which the company won. Please note that if you are unable to include in the graphic a description of the awards that is concise and conforms to the requirements of Rule 421(d) of Regulation C, you should remove the references to the awards from the graphic and include a discussion of the awards in the body of the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Share-Based Compensation, page 61

3.   We note your response to comment 17 of our letter dated May 23, 2008 and the revised disclosures. Your response includes discussion of significant intervening events that affected your valuations. For example, you refer to the status of the data center expansion, international expansion plans, and the integration of Webmail, among others. Currently, you provide only general qualitative information regarding any such events within your disclosures. Please revise to expand these disclosures to provide more robust, specific information using your response as a starting point.

Results of Operations

Quarter Ended March 31, 2008 and 2007

Recurring Revenue, page 68

4.   We note your response to comment 22 of our letter dated May 23, 2008 where you indicate that your monthly customer cancellation rate is not significant. Please clarify that revenue related to customers who cancel their agreements that is included in recurring revenues is not material.

Executive Compensation

Cash Bonus, page 101

5.   We note your response to comment 30 of our letter dated May 23, 2008. Please revise your disclosure to provide a materially complete description of the purpose of the "interval" in determining awards under your non-equity incentive plan. Explain how you determined the level of the interval for a particular quarter.

<u>Underwriting, page 148</u>

6.   We note your response to comment 30 of our letter dated May 23, 2008. Please include a
        description of the indemnification provisions of the underwriting agreement in this
        section as well as in Item 14 of Part II.

                            *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments.
Your responsive amendment should also include a marked copy of the amended filing that
conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in
HTML format that show changes within paragraphs help us to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        Please allow adequate time after filing of any amendment for further review before
submitting a request for acceleration. Please provide this request at least two business days in
advance of the requested effective date.

        You may contact David Edgar at (202) 551-3459 or Mark Kronforst at (202) 551-3451 if
you have questions or comments on the financial statements and related matters. For all other
questions, please contact Matthew Crispino at (202) 551-3456 or, in his absence, me at (202)
551-3462. If you require further assistance, you may contact the Assistant Director, Barbara C.
Jacobs, at (202) 551-3735.

                                                Sincerely,

                                                Mark P. Shuman
                                                Branch Chief

cc: <u>Via Facsimile (512) 338-5499</u>
        Brian K. Beard, Esq.
        Wilson Sonsini Goodrich & Rosati
        Telephone: (512) 338-5400